Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

September 1, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mary Ann Dobelbower, Ms. Christina Fettig

RE:	Deutsche Market Trust (File No. 811-01236) (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-219089)

Dear Ms. Dobelbower and Ms. Fettig:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on July 19, 2017 and August 7, 2017 regarding the registration statement of the Registrant on Form N-14 (the “Registration Statement”). The Registration Statement contemplates the merger of Deutsche Gold & Precious Metals Fund, a series of Deutsche Securities Trust (“Gold”), into Deutsche Real Assets Fund, a series of the Registrant (“Real Assets” and with Gold, the “Funds”).

The Registrant will file a pre-effective amendment to the Registration Statement reflecting changes identified below in response to the Staff’s comments and making other updates. We currently intend to file an amendment to the Registration Statement today, September 1, 2017, or as soon as possible thereafter.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Comment: In the Q&A, in the response to the question “Why did DIMA propose the merger for my Fund,” please elaborate on the response language stating that the combined fund “has better prospects for future asset growth and more stable, less volatile returns.”

Response: The disclosure has been modified and additional disclosure has been added.

2.	Comment: In the Q&A, under the question that addresses the tax consequences of the merger confirm supplementally that sales of Gold’s portfolio assets after the merger will be sales made in the ordinary course of business. If such post-merger asset sales are not in the ordinary course of business, please include such sales in the portfolio repositioning estimate (currently estimating 65% of portfolio will be repositioned) and quantify the tax impacts.

Response: The Advisor has confirmed that any post-merger sale of assets will be made in the ordinary course of business.

3.	Comment: Please make disclosure of the separate merger (of Deutsche Select Alternative Allocation Fund (“Select”) into Real Assets) more prominent (consider adding it as an item in the Q&A).

Response: A paragraph regarding the separate merger of Select into Real Assets has been added to the Q&A section and also to the first page of the Prospectus/Proxy Statement.

4.	Comment: In the Annual Fund Operating Expenses Table, (a) please add a table showing pro forma expenses of Real Assets assuming the completion of the mergers of both Gold and Select into Real Assets; (b) please confirm supplementally that the fees presented represent current fees, in accordance with Item 3 of Form N-14; (c) for pro-forma expenses please consider whether a figure for Acquired funds fees and expenses should be included given that it is expected that Real Assets will acquire some portion of Gold’s portfolio, which could include interests in underlying funds; (d) please include fee waivers for Real Assets in the expense table only if they will be in effect for at least one year following the date of the Prospectus/Proxy Statement; (e) in footnotes regarding fee waivers, please clarify, where applicable, whether the waiver excludes Acquired funds fees and expenses.

Response: Please note (a) a table showing pro-forma expenses assuming the completion of both mergers has been added; (b) the fees presented represent current fees based on the most recent fiscal year for each Fund, and for Real Assets for the pro-forma expenses, which the Registrant believes is consistent with the format prescribed by Item 3 of Form N-1A which requires percentages of “Annual Fund Operating Expenses” to be based on amounts incurred during a fund’s most recent fiscal year; (c) Real Assets does not anticipate holding any underlying funds as a result of its acquisition of Gold; (d) all fee waivers included in the expense tables will be in effect for at least one year following the date of the Prospectus/Proxy Statement; and (e) we believe current disclosure regarding fee waivers is appropriate as each footnote includes a parenthetical stating what fund expenses are excluded from the applicable fee waiver.

5.	Comment: In the Expense Examples table, please factor in the effect of expense limitations only for the time on the effectiveness of the waiver or indicate that the results would not materially differ.

Response: The effect of expense waivers in the Expense Examples table has been included only where applicable.

6.

Comment: Under the section titled “Information About the Proposed Merger,” in the third paragraph (a) please include disclosure of the anticipated commission costs in basis points as well as in the total dollar amount, (b) please consider disclosing the anticipated commission costs in the Q&A where re-positioning of Gold’s assets is discussed; (c) any sales of portfolio assets directly related to the merger, whether such sales are made before or after the merger date, should be disclosed.

Response: Additional disclosure regarding the anticipated commission costs has been added to the Section “Information About the Proposed Merger” as well as to the Q&A.

7.	Comment: Please include a capitalization table showing the effects of both mergers (Gold and Select each merging into Real Assets).

Response: The requested capitalization table has been included.

8.	Comment: In Appendix C, the most recent financial highlights for both Real Assets and Gold should be provided.

Response: Financial highlights for both Real Assets and Gold have been included in Appendix C.

9.	Comment: In the pro-forma financial statements that were included with the filing, (a) it is not necessary to include the capitalization tables, as they are already included in Section IV of the Prospectus/Proxy Statement; (b) the introductory paragraph to the pro-forma financial statements references a pro-forma schedule of investments - please include this schedule with the next filing; (c) in the pro-forma schedule of investments, please identify the securities expected to be sold in the connection with the merger; (d) please include pro-forma financial statements that contemplate the merger of both Gold and Select into Real Assets; (e) please add to the Notes to the pro-forma financial statements a discussion regarding the re-positioning of portfolio assets in connection with the merger (% of portfolio to be re-positioned, capital gains effects, brokerage costs) and a discussion of the allocation of re-organization costs.

Response: Please note (a) the capitalization tables have been removed from the pro forma financial statements; (b) the pro-forma schedule of investments will be included in the pre-effective amendment filing; (c) the schedule of investments has been modified to note securities expected to be sold in connection with the merger; (d) pro-forma financial statements reflecting both mergers will be included in the pre-effective amendment filing; (e) a discussion regarding the re-positioning of portfolio assets and allocation of re-organization costs has been added to the Notes to the Pro-Forma Financial Statements.

10.	Comment: Please advise where the disclaimer required under Rule 481(b)(1) of the Securities Act of 1933 has been included, or add the required disclaimer.

Response: Please note that the required disclaimer is included in bold-face type in the introductory pages of the Prospectus/Proxy Statement, following the Q&A and the letter to shareholders.

11.	Comment: Please consider whether the requirements of Rule 35d-1 of the Investment Company Act of 1940 are applicable to Real Assets.

Response: The Registrant believes that the requirements of Rule 35d-1 of the Investment Company Act of 1940 have been met with respect to Real Assets. Under Section II “Investment Strategies and Risk Factors—Objectives and Strategies—Real Assets” the following is disclosed:

Real Assets pursues its investment objective by investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in a combination of investments that the fund’s Advisor believes offer exposure to “real assets.” The Advisor seeks exposure to the following real assets categories (either directly or through investments in companies that own or derive a significant portion of their value from such real assets or the production thereof): real estate (REITs and real estate operating companies), commodities (commodity futures), natural resources related equities (energy, metals and mining, paper and forestry, chemicals), infrastructure (regulated utilities, transport, communications, pipelines, seaports, airports and toll roads), gold and other precious metals, master limited partnerships (MLPs), Treasury Inflation-Protected Securities (TIPs) and other fixed income securities.

Real Assets believes that it has adopted a reasonable definition for the term “real assets” and that its investments and related risks are consistent with what a reasonable investor would expect from a fund with “real assets” in its name. Moreover, Real Assets believes that its 80% investment policy provides a level of investment in real assets and real assets-related investments consistent with its name. Finally, Real Assets believes that its 80% investment policy and investments in real assets and real assets-related investments are consistent with the investments and policies of other funds in the industry that have “real assets” in their name.

12.	Comment: In the Q&A, the question that addresses the tax consequences of the merger includes a statement that approximately 65% of Gold’s portfolio holdings will be sold prior to the merger. Please disclose more prominently who will bear the cost of the repositioning of assets and disclose the impact in dollars.

Response: Additional disclosure has been added.

13.	Comment: In the second paragraph of the Prospectus/Proxy Statement (paragraph beginning “At the Meeting,”), please include disclosure regarding what happens if shareholders do not approve one or both mergers.

Response: Additional disclosure has been added.

14.	Comment: In discussion of the proposal, please disclose the material differences of rights afforded to shareholders of Gold and Real Assets, if any.

Response: There are no material differences in rights afforded to shareholders of Gold and Real Assets.

15.	Comment: In discussion of the investment objectives and strategies of the funds, please compare and contrast Gold and Real Assets.

Response: Additional discussion has been added.

16.	Comment: Footnote 10 to the expense table indicates an agreement by DIMA to maintain certain fee waivers for a period of at least three years after the merger. Please confirm that the agreement is contractual and disclose any conditions under which the three year period can be reduced.

Response: This agreement is contractual and there are no conditions under which the three year period can be reduced.

17.	Comment: In the discussion of Principal Risks, please compare and contrast the risks of Gold and Real Assets.

Response: Additional discussion has been added.

18.	Comment: In the description of “Derivatives risk” for Real Assets, please consider whether the disclosure describes the types of derivatives in which Real Assets will invest and the risks of the derivative instruments the fund will use.

Response: We believe that the existing disclosure in the Prospectus/Proxy Statement, together with relevant disclosure included in the Merger SAI (which incorporates the current SAI for Real Assets), provide appropriate disclosure of the risks relevant to Real Assets’ use of derivative instruments.

19.	Comment: Under “Board’s Considerations Relating to the Proposed Merger,” (1) please state whether the counsel the Board members consulted were independent counsel, and (2) in the 7th bullet point, please disclose if any class of shares will be affected differently than another class in the merger.

Response: The reference to counsel has been modified to refer to independent counsel. It is not expected that any class will be affected materially differently than any other class and, therefore, no additional disclosure has been added.

20.	Comment: Please note supplementally where the proxy statement discloses that voting is at the fund, rather than the class level (or add appropriate disclosure).

Response: The relevant disclosure is located under “General” in the section headed “Voting at the Shareholder Meeting and Other Information.” For clarity, additional disclosure has been added.

21.	Comment: On p. 26, consider whether disclosure regarding the extent of portfolio rebalancing is adequate.

Response: The disclosure has been modified.

22.	Comment: Consider relocating the Table of Contents, in compliance with Rule 481(c) of the Securities Act of 1933.

Response: In the final printed document, the Table of Contents will appear on the back cover, which is in compliance with the requirements of Rule 481(c).

23.	Comment: Consider whether the pro-forma financial statements included in the Merger SAI are sufficiently recent.

Response: The pro forma financial statements are provided as of March 31, 2017 (which is the most recent fiscal year end of Real Assets). The pro-forma financials assume that March 31, 2017 represents the end of a one-year period after the merger was completed.

24.	Comment: An opinion of counsel must be filed prior to effectiveness of the Prospectus/Proxy Statement.

Response: An opinion of counsel will be included as an Exhibit in the pre-effective amendment filing.

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum

Vice President and Counsel

cc: John Marten, Vedder Price P.C.